yw

S 18006471

SEC Mail Processing Section
MAR 0[illegible] 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52978 yw

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B. Dean Drive, Suite One
(No. and Street)

South Portland, Maine (City) (State) 04106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Richard 207-879-2352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive	South Portland	Maine	04106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.

OATH OR AFFIRMATION

I, Neal Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Neal P. Richard
Signature

PRINCIPAL + COO
Title

Lindsey Lombardo
Notary Public

LINDSEY LOMBARDO
Notary Public, Maine
My Commission Expires April 28, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGIANCE CAPITAL, LLC
Financial Statements
December 31, 2017 and 2016

Table of Contents

RKO
Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm

To the Members of
Allegiance Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC as of December 31, 2017 and 2016, the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allegiance Capital, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allegiance Capital, LLC's management. Our responsibility is to express an opinion on Allegiance Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allegiance Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Allegiance Capital, LLC's financial statements. The supplemental information is the responsibility of Allegiance Capital, LLC's management. Our audit procedures included determining whether the supplemental information

reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Allegiance Capital, LLC's auditor since 2016.

Runyon Kersteen Ouellette

February 27, 2018
South Portland, Maine

ALLEGIANCE CAPITAL, LLC
Statements of Financial Condition
December 31, 2017 and 2016

		2017	2016
ASSETS			
Current assets:			
Cash and cash equivalents	$	40,918	51,269
Other receivables		7,297	-
Due from affiliates		28,429	-
Prepaid expenses		14,238	12,954
Total current assets		90,882	64,223
Non-current assets:			
Cash and cash equivalents - restricted		25,000	25,000
Total non-current assets		25,000	25,000
Total assets	**$**	**115,882**	**89,223**
LIABILITIES AND MEMBERS' EQUITY			
Current liabilities:			
Accounts payable	$	14,676	93
Due to affiliates		-	224
Total current liabilities		14,676	317
Members' equity		101,206	88,906
Total liabilities and members' equity	**$**	**115,882**	**89,223**

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Income
Years ended December 31, 2017 and 2016

		2017	2016
Revenues:			
Commissions and consulting	$	274,208	241,419
Trading service income		208,400	160,050
Total revenues		482,608	401,469
Expenses:			
Brokerage, exchange and clearance fees		97,087	79,342
Commission expense		57,244	-
Filing fees		9,149	10,747
Insurance		7,301	5,583
Professional fees		40,502	33,392
Rent		19,800	18,000
Management fee		172,774	214,551
Telephone		2,292	4,759
Office expenses		17,651	20,583
Marketing and advertising		-	14,347
Taxes - other		-	89
Outside services		-	984
Miscellaneous		2,002	1,394
Total expenses		425,802	403,771
Operating income (loss)		56,806	(2,302)
Other income (expense):			
Interest expense		(305)	-
Interest income		5,799	5,323
Total other income (expense)		5,494	5,323
Net income	**$**	**62,300**	**3,021**

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Changes in Members' Equity
Years ended December 31, 2017 and 2016

		2017	2016
Members' equity, beginning of year	$	88,906	71,215
Members' distributions		(50,000)	-
Members' contributions		-	14,670
Net income		62,300	3,021
Members' equity, end of year	**$**	**101,206**	**88,906**

See accompanying notes to financial statements.

ALLEGIANCE CAPITAL, LLC
Statements of Cash Flows
Years ended December 31, 2017 and 2016

		2017	2016
Cash flows from operating activities:			
Net income	$	62,300	3,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Increase in other receivables		(7,297)	-
(Increase) decrease in prepaid expenses		(1,284)	3,643
Increase in due from affiliates		(28,429)	-
Increase (decrease) in accounts payable		14,583	(907)
(Decrease) increase in due to affiliates		(224)	224
Net cash provided by operating activities		39,649	5,981
Cash flows from financing activities:			
Members' distributions		(50,000)	-
Members' contributions		-	14,670
Net cash provided by (used in) financing activities		(50,000)	14,670
Net increase (decrease) in cash		(10,351)	20,651
Cash, beginning of year		76,269	55,618
Cash, end of year	**$**	**65,918**	**76,269**
Cash and cash equivalents	$	40,918	51,269
Restricted cash		25,000	25,000
Cash and cash equivalents, end of year	**$**	**65,918**	**76,269**

See accompanying notes to financial statements.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England. The Company is exempt from provisions of SEC Rule 15c3-3, Customer Protection Reserves and Custody of Securities, since it does not hold client funds or securities.

Depreciation - Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized. Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2017 and 2016 was $0.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes - The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed. During the years ended December 31, 2017 and 2016, the Company did not incur any interest or penalties on its income tax returns. The Company's income tax returns are subject to possible examination by the taxing authorities. For Federal and State of Maine income tax purposes, the income tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statements of Cash Flows - For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. The Company will be the introducing broker for these clients through Allegiance Financial Group, Inc., a related party, and will earn trading service income. The Company will still receive commissions for accounts that are not managed.

Trading Service Income - Trading service income are amounts earned from executing transactions on behalf of managed clients through Allegiance Financial Group, Inc., a related party, as an introducing broker. The trading service income is received on a quarterly basis based upon an estimate of fees associated with executing trades to total management advisory fees earned by Allegiance Financial Group, Inc.

Concentrations of Risk - A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

Advertising Costs - Advertising costs are charged to operations when incurred.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2017 and 2016, the Company paid to Allegiance Financial Group, Inc. a management fee of $172,774 and $214,551 respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. The Company and Allegiance Financial Group, Inc. pay for expenses and are then reimbursed by the other entity for their proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. by the Company during the years ended December 31, 2017 and 2016 were $25,740 and $52,465, respectively. The total expenses reimbursed by Allegiance Financial Group, Inc. to the Company during the years ended December 31, 2017 and 2016 were $6,146 and $11,730, respectively.

The Company and Allegiance Financial Group, Inc. share a similar client base. Allegiance Financial Group, Inc. collected and remitted trading service income on behalf of the Company's clients. Trading service income for the year ended December 31, 2017 and 2016 was $208,400 and $160,050, respectively.

At December 31, 2017, the Company was owed from the related parties above $28,429. At December 31, 2016, the Company owed the related parties above $224.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company deposits was $65,918 and the bank balance was $65,918. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 10,736
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	55,182
Total bank balance	**$ 65,918**

The uninsured and uncollateralized were held at Pershing and FINRA.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

CASH AND CASH EQUIVALENTS - RESTRICTED

The Company is required to maintain a $25,000 escrow fund with the clearing broker.

SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 27, 2018, which is the date these financial statements were available to be issued.

Schedule 1

ALLEGIANCE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Net capital		
Total assets	$	115,882
Total assets		115,882
Deductions:		
Nonallowable assets:		
FINRA renewal and daily accounts		1,442
Other receivables		35,726
Prepaid expenses		14,238
Total nonallowable assets		51,406
Total liabilities		14,676
Total deductions		66,082
Net capital		49,800
Minimum net capital		5,000
Excess net capital	**$**	**44,800**
Aggregate indebtedness:		
Accounts payable		14,676
Total aggregate indebtedness		14,676
Ratio of aggregate indebtness to net capital		**29.47%**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017):		
Net capital, as reported in Company's Part II: (Unaudited) Focus Report		49,800
Audit adjustments, net		-
Rounding adjustment		-
Net capital per above	**$**	49,800

See auditor's report.

RKO
Runyon Kersteen Ouellette
Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Allegiance Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegiance Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Rule 15c-3-k)(2)(ii) (the "exemption provisions") and (2) Allegiance Capital, LLC stated that Allegiance Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allegiance Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Runyon Kersteen Ouellette

February 27, 2018
South Portland, Maine

Allegiance Capital, LLC
SEA Rule 17a-5(d)(4)
Exemption Report

Firm CRD 105285
SEC 8-52978
Year End December 31, 2017

In accordance with Rule 17a-5(d)(4), to our best knowledge and belief, we claim an exemption under Rule 15c3-3 (k)(2)(ii). Also to our best knowledge and belief we met the exemption under Rule 15c3-3(k)(2)(ii) throughout our most recent calendar year without exception.

Signature

Principal & COO

Title

ALLEGIANCE CAPITAL, LLC

Financial Statements

December 31, 2017 and 2016